

Bee Mortgage App, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bee Mortgage App, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 2, 2024

BEE MORTGAGE APP, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	1,501	1,308
Other Current Assets	-	-
Total Current Assets	1,501	1,308
Non-Current Assets:		
Fixed Assets-Net	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	1,501	1,308
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	283,237	257,429
Other Current Liabilities	-	-
Total Current Liabilities	283,237	257,429
Non-Current Liabilities:		
SAFE NOTES	2,329,884	2,294,884
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	2,329,884	2,294,884
TOTAL LIABILITIES	2,613,121	2,552,313
EQUITY		
Common Stock	481	481
Additional Paid-In Capital	301,450	301,450
Accumulated Deficit	(2,913,551)	(2,852,936)
TOTAL EQUITY	(2,611,620)	(2,551,005)
TOTAL LIABILITIES AND EQUITY	1,501	1,308

BEE MORTGAGE APP, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	84,886	20,732
Cost of Services	833	10,860
Gross Profit	84,052	9,872
Operating Expenses		
Advertising and Marketing	12,281	83,886
Payroll	10,062	478,983
Professional Fees	32,514	95,990
Rent Expense	7,983	26,846
General and Administrative	83,825	686,648
Total Operating Expenses	**146,665**	**1,372,353**
Total Loss from Operations	**(62,613)**	**(1,362,481)**
Other Expense		
Origination Fees	45	750
Crowdfunding Fees	-	17,791
Other Expense	2,958	5,000
Total Other Income/Expense	**3,003**	**23,541**
Earnings Before Income Taxes, Depreciation, and Amortization	**(65,615)**	**(1,386,022)**
Depreciation Expense	-	-
Amortization Expense	-	-
Net Income (Loss)	**(65,615)**	**(1,386,022)**

BEE MORTGAGE APP, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(65,615)	(1,386,022)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets	-	50,000
Accounts Payable	25,808	257,429
Other Current Liabilities		(21,667)
Prior period adjustment	5,000	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	30,808	285,762
Net Cash provided by (used in) Operating Activities	(34,807)	(1,100,260)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
SAFE Notes	35,000	608,161
Net Cash provided by (used in) Financing Activities	35,000	608,161
Cash at the beginning of period	1,308	493,407
Net Cash increase (decrease) for period	193	(492,099)
Cash at end of period	1,501	1,308

BEE MORTGAGE APP, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC		Total Shareholder's
	# of Shares	$ Amount		Accumulated Deficit	Equity
Beginning balance at 1/1/22	480,673	481	301,450	(1,466,914)	(1,164,983)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(1,386,022)	(1,386,022)
Ending balance at 12/31/22	480,673	481	301,450	(2,852,936)	(2,551,005)
Issuance of Common Stock	-		-	-	-
Additional Paid in Capital	-	-	-	-	-
Prior period adjustment	-	-	-	5,000	5,000
Net income (loss)	-	-	-	(65,615)	(65,615)
Ending balance at 12/31/23	480,673	481	301,450	(2,913,551)	(2,611,620)

Bee Mortgage App, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bee Mortgage App, Inc ("the Company") was formed in Delaware on April 29, 2019. The Company operates as a mortgage broker, and its primary purpose is to broker affordable residential loans to home buyers thereby making homeownership more accessible. The Company generates revenue on a commission-based model. The registered office of the Company is in Lewes, Sussex. The Company offers its services to home buyers in Florida and Indiana, where the Company holds licenses.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,308 and $1,501 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the agreement for mortgage brokerage service is signed.

The Company generates revenues upon closing of the home purchase transaction. The Company's payments are generally collected at time of service or initiation of service. The primary performance obligation is facilitating the origination of residential loans to home buyers. Revenue is recognized at the closing when the Company earns a commission based on the loan amount originated.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Crowdfunding Fees</u>

This represents expenses utilized for crowdfunding platforms to raise funds. This is recognized as an expense when incurred.

<u>General and Administrative</u>

General and administrative expenses consist of expenses such as application developments, accounting services, bank charges and fees, vehicle expenses, education and training programs, graphic design services, insurance, and other miscellaneous expenses.

<u>Professional Fees</u>

Professional fees cover expenses incurred for legal services and other professional advice. These expenses are expensed as incurred.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M – 15M.

NOTE 6 – EQUITY

The Company has authorized 500,000 of common shares with a par value of $0.001 per share. 480,673 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 2, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.